April 29, 2020

Form C-AR

OpenAVN Inc.



This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C- AR) is being furnished by OpenAVN, Inc., a Delaware Corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at https://www.openavn.com/investors no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 29, 2020.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward- looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C- AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

OpenAVN Inc., a Delaware Corporation, was incorporated in 2019 and is headquartered in Long Island City, New York.

The Company's website is https://www.openavn.com/

The information available on or through our website is not a part of this Form C-AR.

The Business

At OpenAVN, we believe in innovation that complements the growing trends in the market, which will lead to more secure products and services as a sum outcome. OpenAVN - Open Anti-Virus Network was created with the intention to solve a particularly hard classification problem that exists in security that is critical to the upcoming generation of computing. It uses Blockchain and AI to create a widespread network to collect diversified samples globally, enabling us to foster an ecosystem that can serve the market exponentially faster than any other existing antivirus products.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

Many of the Company's contracts are understood to be contingent on the successful development and proof of concept of its full platform. The platform is still in development, and the Company's business depends almost entirely on its successful development and commercialization. The Company will require substantial additional development, testing, and potentially regulatory approval before it is able to commercialize its product effectively. This process may take many years and may require the expenditure of substantial resources beyond the proceeds raised in this offering. Accordingly, even if the Company is able to obtain the requisite financing to continue to fund the development of its products, it is not guaranteed that the platform or any other product candidates will be successfully developed or commercialized.

Failure to obtain new clients or renew client contracts on favorable terms could adversely affect results of operations. The Company may face pricing pressure in obtaining and retaining their clients. Their clients may be able to seek price reductions from them when they renew a contract, when a contract is extended, or when the client's business has significant volume changes. Their clients may also reduce services if they decide to move services in-house. On some occasions, pricing pressure results in lower revenue from a client than the Company had anticipated based on their previous agreement with that client. This reduction in revenue could result in an adverse effect on their business and results of operations.

Further, failure to renew client contracts on favorable terms could adversely affect the Company's business. The Company's contracts with clients generally run for several years and include liquidated damage provisions that provide for early termination fees. Terms are generally renegotiated prior to the end of a contract's term. If they are not successful in achieving a high rate of contract renewals on favorable terms, their business and results of operations could be adversely affected.

The development and commercialization of the Company's products and services are highly competitive. It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. The cybersecurity market is an emerging industry where new competitors are entering the market frequently. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

The Company forecasts project aggressive growth post-raise. If these assumptions are wrong and the projections regarding market penetration are too aggressive, then the financial forecast may overstate the Company's overall viability. In addition, the forward-looking statements are only predictions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

The Company does not currently hold any intellectual property and they may not be able to obtain such intellectual property. Their ability to obtain protection for their intellectual property (whether through patent, trademark, copyright, or other IP right) is uncertain due to a number of factors, including that the Company may not have been the first to make the inventions. The Company has not conducted any formal analysis of the "prior art" in their technology, and the existence of any such prior art would bring the novelty of their technologies into question and could cause the pending patent applications to be rejected. Further, changes in U.S. and foreign intellectual property law may also impact their ability to successfully prosecute their IP applications. For example, the United States Congress and other foreign legislative bodies may amend their respective IP laws in a manner that makes obtaining IP more difficult or costly. Courts may also render decisions that alter the application of IP laws and detrimentally affect their ability to obtain such protection. Even if the Company is able to successfully register IP, this intellectual property may not provide meaningful protection or commercial advantage. Such IP may not be broad enough to prevent others from developing technologies that are similar or that achieve similar results to theirs. It is also possible that the intellectual property rights of others will bar the Company from licensing their technology and bar them or their customer licensees from exploiting any patents that issue from the pending applications. Finally, in addition to those who may claim priority, any patents that issue from the patent applications may also be challenged by competitors on the basis that they are otherwise invalid or unenforceable.

Quality management plays an essential role in determining and meeting customer requirements, preventing defects, improving the Company's products and services, and maintaining the integrity of the data that supports the safety and efficacy of its products. The Company's future success depends on their ability to maintain and continuously improve their quality management program. An inability to address a quality or safety issue in an effective and timely manner may also cause negative publicity, a loss of customer confidence in the Company or the Company's current or future products, which may result in the loss of sales and difficulty in successfully launching new products. In addition, a successful claim brought against the Company in excess of available insurance or not covered by indemnification agreements, or any claim that results in significant adverse publicity against the Company could have an adverse effect on their business and their reputation.

The regulatory regime governing blockchain technologies, cryptocurrencies, tokens, and token offerings, is uncertain, and new regulations or policies may adversely affect the development of the Company's products. Regulation of tokens and token offerings, cryptocurrencies, blockchain technologies, and cryptocurrency exchanges currently is being developed and likely to rapidly evolve. Regulations on token offerings vary significantly among international, federal, state, and local jurisdictions and are subject to significant uncertainty. Various legislative and executive bodies in the United States and in other countries may in the future, adopt laws, regulations, guidance, or other actions, which may severely impact the development, growth, adoption, and utility of such tokens. Failure by the Company or certain users to comply with any laws, rules, and regulations, some of which may not exist yet or are subject to interpretation, could result in a variety of adverse consequences, including civil penalties and fines.

As blockchain networks and blockchain assets have grown in popularity and in market size, federal and state agencies have begun to take interest in, and in some cases regulate, their use and operations. In the case of virtual currencies, state regulators like the New York Department of Financial Services have created new regulatory frameworks and special licenses for virtual currency business activities in the State of New York. Others, as in Texas, have published guidance on how their existing regulatory regimes apply to virtual currencies. Some states, like New Hampshire, North Carolina, and Washington, have amended their state's statutes to include virtual currencies into existing licensing regimes. Treatment of virtual currencies continues to evolve under federal law as well. The Department of the Treasury, the Securities Exchange Commission (the "SEC"), and the Commodity Futures Trading Commission (the "CFTC"), for example, have published guidance on the treatment of virtual currencies. The IRS released guidance treating virtual currency as property that is not currency for U.S. federal income tax purposes, although there is no indication yet whether other courts or federal or state regulators will follow this classification. Both federal and state agencies have instituted enforcement actions against those violating their interpretation of existing laws. The regulation of non-currency use of Blockchain assets is also uncertain. The CFTC has publicly taken the position that certain Blockchain assets are commodities, and the SEC has issued a public report stating federal securities laws require treating some Blockchain related assets as securities. To the extent that a domestic government or quasi-governmental agency exerts regulatory authority over a Blockchain network or asset, tokens may be adversely affected.

Blockchain networks face an uncertain regulatory landscape in many foreign jurisdictions such as the European Union, China, and Russia. Various foreign jurisdictions may, in the near future, adopt laws, regulations, or directives that affect such technology. Such laws, regulations or directives may conflict with those of the United States or may directly and negatively impact the business. It is impossible to predict the effects of any future regulatory change on tokens and blockchain technology, but such change could be substantial and adverse to the development and growth of the Company and the adoption and utility of tokens. New or changing laws and regulations or interpretations of existing laws and regulations, in the United States and other jurisdictions, may materially and adversely impact the value of the currency in which the tokens may be exchanged, the liquidity of the tokens, the ability to access marketplaces or exchanges on which to trade the tokens, and the structure, rights, and transferability of tokens.

The future issuance of tokens may constitute the issuance of a "security" under U.S. federal securities laws. The Company intends to tokenize assets in the future. On July 25, 2017, the SEC issued a Report of Investigation under Section 21(a) of the Securities Exchange Act of 1934 (the "Exchange Act") describing an SEC investigation of The DAO, a virtual organization, and its use of distributed ledger or Blockchain technology to facilitate the offer and sale of DAO Tokens to raise capital. The SEC applied existing U.S. federal securities laws to this new paradigm, determining that DAO Tokens were securities. The SEC stressed that those who offer and sell securities in the U.S. are required to comply with federal securities laws, regardless of whether those securities are purchased with virtual currencies or distributed with Blockchain technology. The SEC's announcement, and the related report, may be found here: https://www.sec.gov/news/press-release/2017-131. As noted by the SEC, the issuance of tokens represents a new paradigm and the application of the federal securities laws to this new paradigm is very fact specific.

The Company may not receive necessary regulatory approvals to publicly offer tokens via a registration statement. Prior to the commencement of a sale of any tokens to the public, the Company may need regulatory approvals, and/or "no action" clearances, from the SEC and possibly state securities regulators. If the Company is not able to obtain these regulatory approvals or "no action" clearances, it may have to reconfigure the offering of tokens so that it satisfies regulatory requirements. If the Company cannot obtain the necessary approvals, it may not be able to launch or distribute tokens effectively or at all.

The Company has not filed a Form D for its Pre-Seed offering from December 2018. The SEC rules require a Form D to be filed by companies within 15 days after the first sale of securities in the offering relying on Regulation D. Failing to register with the SEC or get an exemption may lead to fines, the right of investors to get their investments back, and even criminal charges. There is a risk that a late penalty could apply.

The company has conducted related party transactions. The Company's startup expenses were paid for by related party, Metasquare, Inc. Metasquare, Inc. is owned by Harish Prasanna and Bidlur Shivaprakash, who are members of the Company's management team. Additionally, the Company received intellectual property from Metasquare, Inc., a separate company with common management and ownership. The intellectual property is the underlying technology of the Company's product. Metasquare, Inc. is owned by Harish Prasanna and Bidlur Shivaprakash, who are members of the Company's management team.

Risks Related to the Securities

The Crowd Notes will not be freely tradable until one year from the initial purchase date. Although the Crowd Notes may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney. You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Crowd Notes. Because the Crowd Notes have not been registered under the 1933 Act or under the securities laws of any state or non-United States jurisdiction, the Crowd Notes have transfer restrictions under Rule 501 of Regulation CF. It is not currently contemplated that registration under the 1933 Act or other securities laws will be effected. Limitations on the transfer of the Crowd Notes may also adversely affect the price that you might be able to obtain for the Crowd Notes in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

We are selling convertible notes that will convert into shares or result in payment in limited circumstances. These notes only convert or result in payment in limited circumstances. If the Crowd Notes reach their maturity date, investors (by a decision of the Crowd Note holders holding a majority of the principal amount of the outstanding Crowd Notes) will either (a) receive payment equal to the total of their purchase price plus outstanding accrued interest, or (b) convert the Crowd Notes into shares of the Company's most senior class of preferred stock, and if no preferred stock has been issued, then shares of Company's common stock (provided the Company has converted into a C-Corporation). If there is a merger, buyout or other corporate transaction that occurs before a qualified equity financing, investors will receive a payment of the greater of their purchase price plus outstanding interest, the amount of preferred shares they would have been able to purchase using the valuation cap (if the Company has converted into a C-Corporation prior), or, if the Company has not converted into a C-Corporation at that time, payment equal to the cash value of such preferred shares had the notes converted into preferred shares. If there is a qualified equity financing (an initial public offering registered under the 1933 Act or a financing using preferred shares), the notes will convert into a yet to-be-determined class of preferred stock, provided the Company has converted into a C-Corporation. If the notes convert because they have reached their maturity date, the notes will convert based on a $4,500,000 valuation cap. If the notes convert due to a qualified equity financing, the notes will convert at a discount of 20%, or based on a $4,500,000 valuation cap. This means that investors would be rewarded for taking on early risk compared to later investors. Outside investors at the time of conversion, if any, might value the Company at an amount well below the $4,500,000 valuation cap, so you should not view the $4,500,000 as being an indication of the Company's value.

Conversion of the Crowd Note is conditional on the Company converting into a C-Corporation in the future. In order for the Crowd Note to convert into equity in the Company, the Company must first convert from a limited liability company to a C-Corporation. While the Company expects to convert into a C-Corporation in the future, there can be no guarantee that such conversion will be carried out. If the Company never converts into C-Corporation, then the Crowd Note will never convert into equity.

We have not assessed the tax implications of using the Crowd Note. To the extent permitted by generally accepted accounting and tax principles, the Company and investors will treat, account and report the Crowd Note as debt and not equity for accounting and tax purposes and with respect to any returns filed with federal, state or local tax authorities. However, because the Crowd Note is a type of debt security, there has been inconsistent treatment under state and federal tax law as to whether securities like the Crowd Note can be considered a debt of the Company, or the issuance of equity. Investors should consult their tax advisers.

The Crowd Note contains dispute resolution provisions which limit your ability to bring class action lawsuits or seek remedy on a class basis. By purchasing a Crowd Note this Offering, you agree to be bound by the dispute resolution provisions found in Section 6 of the Crowd Note. Those provisions apply to claims regarding this Offering, the Crowd Notes and possibly the securities into which the Crowd Note are convertible. Under those provisions, disputes under the Crowd Note will be resolved in arbitration conducted in Delaware. Further, those provisions may limit your ability to bring class action lawsuits or similarly seek remedy on a class basis.

You may have limited rights. The Company has not yet authorized preferred stock, and there is no way to know what voting rights those securities will have. In addition, as an investor in the Regulation CF offering you will be considered a Non-Major Investor (as defined below) under the terms of the notes offered, and therefore, you have more limited information rights.

You will be bound by an investor proxy agreement which limits your voting rights. As a result of purchasing the notes, all Non-Major Investors (including all investors investing under Regulation CF) will be bound by an investor proxy agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-Major Investors will be bound by this agreement, unless Non-Major Investors holding a majority of the principal amount outstanding of the Crowd Notes (or majority of the shares of the preferred equity the notes will convert into) held by Non-Major Investors vote to terminate the agreement.

A majority of the Company is owned by a small number of owners. Prior to the Offering, the Company's current owners of 20% or more of the Company's outstanding voting securities beneficially own up to 87.8% of the Company's voting securities. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

BUSINESS

Description of the Business
At OpenAVN, we believe in innovation that complements the growing trends in the market, which will lead to more secure products and services as a sum outcome. OpenAVN - Open Anti-Virus Network was created with the intention to solve a particularly hard classification problem that exists in security that is critical to the upcoming generation of computing. It uses Blockchain and AI to create a widespread network to collect diversified samples globally, enables us to foster an ecosystem that can serve the market exponentially faster than any other existing antivirus products.

Business Plan
Our customers can either utilize our software to protect their devices and networks or can plug into our ecosystem to consume the malware signatures and digital threats identified by the Blockchain platform in realtime.

The Company's Products and/or Services
We have combined Artificial Intelligence, Blockchain, and Cybersecurity to provide the most cutting edge digital threat prevention and continuous protection the industry has to offer. OpenAVN is designed to act both as an endpoint protection software and as a Service/API Gateway to realtime threat intel.

Competition
The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. Product quality, performance, value and packaging are also important differentiating factors.

Customer Base
Cybersecurity market in its entirety is forecasted to reach well over $360 Billion USD by 2025. With US market accounting for about 48% market share, the US Market spending has seen a steady growth of 12% YOY. In 2018, global spending on cybersecurity was projected to reach around $66 billion USD, more than doubling in value since 2011. With Cisco controlling almost the entire industry, other companies are simply forced to plug-in to its efforts towards cybersecurity. OpenAVN democratizes the market by bringing an easily adaptable, backward compatible technology that can be leveraged to distribute the market share much further to growing companies bringing innovation in an industry that is yet again failing due to non-existence of diversity.

Intellectual Property
The Company is dependent on the following intellectual property: None.

Litigation

None.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years
Harish Prasanna	CEO & Founder (Jan 2019 - Present)	OpenAVN, CEO & Founder (Jan 2019 - Present) ● Identifying key market signals and nurturing early stage product development ● Scoping and surveying service and product market fit ● Trend dependence survey and technical innovation planning ● Lead key development and planning efforts ● Work with senior stakeholders, chief financial officer, chief information officer, and other executives. ● Assure all legal and regulatory documents are filed and monitor compliance with laws and regulations. ● Build alliances and partnerships with other organizations. MetaSquare, Lead Development Architect and Managing Partner (2012 - Present) ● Creating, communicating, and implementing the organization's vision, mission, and overall direction ● Leading the development and implementation of the overall organization's strategy ● Soliciting advice and guidance, when appropriate, from a Board of Directors ● Formulating and implementing the strategic plan that guides the

		direction of the business or organization. ● Overseeing the complete operation of an organization in accordance with the direction established in the strategic plans ● Evaluating the success of the organization in reaching its goals
Bidlur Shivaprakash	CFO & Founder (Jan 2019 - Present)	OpenAVN, CFO & Founder (Jan 2019 - Present) ● Providing leadership, direction and management of the finance and accounting team ● Providing strategic recommendations to the CEO/president and members of the executive management team ● Managing the processes for financial forecasting and budgets, and overseeing the preparation of all financial reporting ● Advising on long-term business and financial planning ● Establishing and developing relations with senior management and external partners and stakeholders ● Reviewing all formal finance, HR and IT related procedures IBSI Consulting LLC, CEO (Oct 2012 - Present) ● Provide inspired leadership company wide. ● Make high-level decisions about policy and strategy. ● Report to the board of directors and keep them informed. ● Develop and implement operational policies and a strategic plan.

		● Act as the primary spokesperson for the company. ● Develop the company's culture and overall company vision.

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 6 employees.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Amount outstanding	Voting rights	How this security may limit, dilute, or qualify the Securities issues pursuant to this Offering	Percentage ownership of the Company by the holders of such securities prior to the Offering	Other material terms
Common Stock	5,000,000	Yes	N/A	100%	N/A

The Company has the following debt outstanding:

Type of debt	Name of creditor	Amount outstanding	Interest rate and payment schedule	Amortization schedule	Describe any collateral or security	Maturity date	Other material terms
N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A

Ownership

Below are the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership
Harish Prasanna	Common Stock	50%
Bidlur Shivaprakash	Common Stock	50%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations
OpenAVN, Inc. ("the Company") is a corporation organized under the laws of the States of Delaware and New York. The Company is developing an antivirus security solution that leverages blockchain technology.

Liquidity and Capital Resources
The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we have approximately $16,483.68 in cash on hand as of December 31, 2019 which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Combined Offerings.

Capital Expenditures and Other Obligations
The Company does not intend to make any material capital expenditures in the future.

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer
Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(a) of Regulation D promulgated under the 1933 Act, 3) as part of an IPO or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

Other Material Terms
The Company does not have the right to repurchase the Securities. The Securities do not have a stated return or liquidation preference.

Related Person Transactions
From time to time the Company may engage in transactions with related persons. Related persons are defined as any manager, director, or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:
The Company's startup expenses were paid for by related party, Metasquare, Inc. Metasquare, Inc. is owned by Harish Prasanna and Bidlur Shivaprakash, who are members of the Company's management team. Additionally, the Company received intellectual property from Metasquare, Inc., a separate company with common management and ownership. The intellectual property is the underlying technology of the Company's product. Metasquare, Inc. is owned by Harish Prasanna and Bidlur Shivaprakash, who are members of the Company's management team.

The Company has complied with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Conflicts of Interest
The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders: None.

OTHER INFORMATION

Bad Actor Disclosure
None.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

Harish Prasanna
_____
(Signature)

Harish Prasanna
_____
(Name)

principal executive officer, controller, board member
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

Harish Prasanna
_____
(Signature)

Harish Prasanna
_____
(Name)

principal executive officer, controller, board member
_____
(Title)

April 29, 2020
_____
(Date)

EXHIBITS

Exhibit A Financial Statements

Management Report

OpenAVN Inc
For the period ended December 31, 2019

Prepared on
April 29, 2020

Table of Contents

Profit and Loss

January - December 2019

	Total
INCOME	
Total Income	
EXPENSES	
Advertising & Marketing	19,000.00
Advertising & Marketing (27)	16.32
Legal & Professional Services	12,000.00
Office Supplies & Software	5,000.00
Utilities	1,600.00
Total Expenses	**37,616.32**
NET OPERATING INCOME	**-37,616.32**
NET INCOME	**$ -37,616.32**

Balance Sheet

As of December 31, 2019

	Total
ASSETS	
Current Assets	
Bank Accounts	
CHASE BUS TOTAL SAV (7717)	100.00
TOTAL BUS CHK (8885)	16,383.68
Total Bank Accounts	**16,483.68**
Total Current Assets	**16,483.68**
TOTAL ASSETS	**$16,483.68**
LIABILITIES AND EQUITY	
Total Liabilities	
Equity	
Opening Balance Equity	54,100.00
Retained Earnings	
Net Income	-37,616.32
Total Equity	**16,483.68**
TOTAL LIABILITIES AND EQUITY	**$16,483.68**